SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                     MICRON TECHNOLOGY, INC.
                        (Name of Issuer)

                  Common Stock, $.10 par value
                 (Title of Class of Securities)

                             595112
                         (CUSIP Number)

                         D. Bruce Sewell
            Senior Vice President and General Counsel
                        Intel Corporation
                 2200 Mission College Boulevard
                   Santa Clara, CA  95054-8119
                   Telephone:  (408) 765-8080
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         April 11, 2006
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       Page 1 of 13 Pages
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CUSIP No. 595112      13 D/A                Page 2 of 13 Pages

1.   NAMES OF REPORTING PERSONS:                INTEL CORPORATION
     I.R.S. IDENTIFICATION NOS. OF ABOVE               94-1672743
     PERSONS (entities only):
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**     (a)[]
                                                            (b)[]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS**                                       N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS           []
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

                7.   SOLE VOTING POWER:                33,860,045
  NUMBER OF
    SHARES      8.   SHARED VOTING POWER:                     -0-
 BENEFICIALLY
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:           33,860,045
  REPORTING
 PERSON WITH    10.  SHARED DISPOSITIVE POWER:                -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH       33,860,045
     REPORTING PERSON:

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES**
                                []
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW           4.8%
     (11):

14.  TYPE OF REPORTING PERSON**                                CO

**SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 595112      13 D/A                Page 3 of 13 Pages

Intel Corporation ("Intel") hereby amends its statement on
Schedule 13D filed with the Securities and Exchange Commission on October 3, 2003 (the "Original Filing"), with respect to the
Common Stock of Micron Technology, Inc. ("Micron").

ITEM 1.   Security and Issuer.

          (a)  Name and Address of Principal Executive Offices of
               Micron:

               Micron Technology, Inc.
               8000 South Federal Way
               P.O. Box 6
               Boise, Idaho, 83716-9632

          (b)  Title of Class of Equity Securities:

               Common Stock, $.10 par value (the "Common Stock")

ITEM 2.   Identity and Background.

          (a)  Name of Person Filing:

               Intel Corporation

          (b)  Address of Principal Business Office:

               2200 Mission College Boulevard
               Santa Clara, CA 95054-1549

          (c)  Principal Occupation and Business:

               Manufacturer of microcomputer components, modules and systems.

          (d)  Criminal Proceedings:

               During the last five years, neither Intel nor any executive officer or director of Intel has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)  Civil Proceedings:

               During the last five years, neither Intel nor any executive officer or director of Intel has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation

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CUSIP No. 595112      13 D/A                Page 4 of 13 Pages


               with respect to such laws.

          (f)  Place of Organization:

               Delaware

          Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of Intel. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

ITEM 3.   Source and Amount of Funds or Other Consideration.

          (a)  Source of Funds:

               N/A

          (b)  Amount of Funds:

               N/A

ITEM 4.   Purpose of the Transaction.

          As of the date of this filing, Intel holds non-voting stock rights convertible into and exchangeable for (at no additional consideration) 33,860,045 shares of Micron's Common Stock (the "Stock Rights"). The Stock Rights represent a right to acquire less than five percent (5%) of Micron's Common Stock as a result of Micron issuing additional shares during its fiscal quarter ended March 2, 2006. As disclosed in the Original Filing, based upon Intel's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, Intel will from time to time explore opportunities for liquidating all or a portion of the Stock Rights, through one or more sales pursuant to public or private offerings or otherwise. As of the date of this amendment, Intel does not have a sale of the Stock Rights pending and presently does not intend to sell at current market prices.

ITEM 5.   Interest in Securities of the Issuer.

          The information contained in Item 4 is incorporated herein by this reference.

          (a)  Number of Shares Beneficially Owned:
               33,860,045(1)
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CUSIP No. 595112      13 D/A                Page 5 of 13 Pages


               Percent of Class: 4.8% of Micron's Common Stock (based upon 709,993,194 shares of Common Stock outstanding, as reported by Micron in its Form 10-Q for the quarter ended March 2, 2006, and assuming the conversion of Intel's Stock Rights into 33,860,045 shares of Common Stock).

          (b) Sole Power to Vote, Direct the Vote of, or Dispose of Shares: 33,860,045(1)

               Shared Power to Vote, Direct the Vote of, or
               Dispose of Shares:  N/A

          (c)  Recent Transactions:

               As a result of Micron issuing 53,700,000 shares of Micron's Common Stock to persons other than Intel during the second quarter of 2006, and not through any sale or other disposition by Intel, Intel's beneficial ownership fell below 5%.

          (d)  Rights with Respect to Dividends or Sales
               Proceeds: N/A

          (e)  Date of Cessation of Five Percent Beneficial
               Ownership: April 11, 2006


               (1) Intel does not directly own the securities of Micron. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Intel is deemed to own beneficially the securities of Micron that are owned beneficially by Intel Capital Corporation, a wholly-owned subsidiary of Intel. These securities of Micron consist of 33,860,045 shares of Common Stock that Intel Capital Corporation has a right to acquire within the next 60 days upon exchange or conversion (at no additional consideration) of the Stock Rights. The Stock Rights are non-voting securities.

               An executive officer of Intel beneficially owns
               935 shares of Micron's Common Stock acquired through several different purchases in 2005 and 2006 and held for investment.

               An executive officer of Intel beneficially owns
               820 shares of Micron's Common Stock which are held for investment.

ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          No change


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CUSIP No. 595112      13 D/A                Page 6 of 13 Pages

ITEM 7.   Material to be Filed as Exhibits.

          N/A

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CUSIP No. 595112      13 D/A                Page 7 of 13 Pages



                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of  May 17, 2006.

                                 INTEL CORPORATION


                                 By:  /s/ D Bruce Sewell
                                      D. Bruce Sewell
                                      Senior Vice President and
                                      General Counsel





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CUSIP No. 595112      13 D/A                Page 8 of 13 Pages

                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director. All
Directors are United States citizens except as indicated below.

Name:             Craig R. Barrett

Business          Intel Corporation
Address:          2200 Mission College Boulevard
                  Santa Clara, CA 95054

Principal         Chairman
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of
corporation or    2200 Mission College Boulevard
other             Santa Clara, CA 95054
organization in
which employment
is conducted:


Name:             Ambassador Charlene Barshefsky


Business          Wilmer Cutler Pikering Hale and Dorr LLP
Address:          2445 M Street N.W.
                  Washington, D.C. 20037

Principal         Senior International Partner
Occupation:

Name, principal   Wilmer Cutler Pikering Hale and Dorr LLP, a
business and      provider of legal services.
address of
corporation or    2445 M Street N.W.
other             Washington, D.C. 20037
organization in
which employment
is conducted:


Name:             E. John P. Browne

Business          BP p.l.c.
Address:          1 St. James's Square
                  London, SW1Y 4PD


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CUSIP No. 595112      13 D/A                Page 9 of 13 Pages



Principal         Group Chief Executive
Occupation:

Name, principal   BP p.l.c., an integrated oil company.
business and
address of        1 St. James's Square
corporation or    London SW1Y 4PD
other
organization in
which employment
is conducted:

Citizenship:      British


Name:             D. James Guzy

Business          Retired
Address:

Principal         Retired
Occupation:

Name, principal   P.O. Box 128
business and      Glenbrook, NV 89413
address of
corporation or
other
organization in
which employment
is conducted:


Name:             Reed E. Hundt

Business          McKinsey & Company
Address:          600 14th Street N.W.
                  #300
                  Washington, D.C. 20005

Principal         Senior Advisor
Occupation:

Name, principal   McKinsey & Company, a management consulting
business and      firm.
address of
corporation or    600 14th Street N.W.
other             #300
organization in   Washington, D.C. 20005
which employment
is conducted:

Name:             Gordon E. Moore

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CUSIP No. 595112      13 D/A                Page 10 of 13 Pages


Business          Intel Corporation
Address:          2200 Mission College Boulevard
                  Santa Clara, CA 95054

Principal         Chairman Emeritus of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of
corporation or    2200 Mission College Boulevard
other             Santa Clara, CA 95054
organization in
which employment
is conducted:


Name:             Paul S. Otellini

Business          Intel Corporation
Address:          2200 Mission College Boulevard
                  Santa Clara, CA 95054

Principal         Chief Executive Officer
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of
corporation or    2200 Mission College Boulevard
other             Santa Clara, CA 95054
organization in
which employment
is conducted:


Name:             James D. Plummer

Business          Stanford University
Address:          Terman Engineering Center
                  Terman 214
                  Palo Alto, CA 94305

Principal         Dean
Occupation:

Name, principal   Stanford University, an educational
business and      institution.
address of


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CUSIP No. 595112      13 D/A                Page 11 of 13 Pages


corporation or    Stanford University
other             Terman Engineering Center
organization in   Terman 214
which employment  Palo Alto, CA 94305
is conducted:

Name:             David S. Pottruck

Business          Red Eagle Ventures, Inc.
Address:          One California Street
                  Suite 2630
                  San Francisco, CA 94111


Principal         Chairman and Chief Executive Officer
Occupation:

Name, principal   Red Eagle Ventures, Inc., a private equity
business and      firm.
address of
corporation or    One California Street
other             Suite 2630
organization in   San Francisco, CA 94111
which employment
is conducted:

Name:             Jane E. Shaw

Business          Retired from Aerogen, Inc.
Address:

Principal         Retired Chairman and Chief Executive Officer
Occupation:

Name, principal   c/o Intel Corporation
business and      2200 Mission College Boulevard
address of        SC4-203
corporation or    Santa Clara, CA 95054
other
organization in
which employment
is conducted:

Name:             John L. Thornton

Business          375 Park Avenue
Address:          Suite 1002
                  New York, NY 10152
Principal         Professor and Director of Global Leadership
Occupation:

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CUSIP No. 595112      13 D/A                Page 12 of 13 Pages


Name, principal   375 Park Avenue
business and      Suite 1002
address of        New York, NY 10152
corporation or
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School
Address:          Morgan Hall 215
                  Soldiers Field Park Road
                  Boston, MA 02163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of
corporation or    Morgan Hall 215
other             Soldiers Field Park Road
organization in   Boston, MA 02163
which employment
is conducted:

CUSIP No. 595112      13 D/A                Page 13 of 13 Pages

                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel
Corporation excluding executive officers who are also directors.
Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, CA 95054-1549, which address is Intel Corporation's business address.

Name:         Andy D. Bryant
Title:        Executive Vice President; Chief Financial and
              Enterprise Services Officer

Name:         Sean M. Maloney
Title:        Executive Vice President; General Manager,
              Mobility Group
Citizenship:  British

Name:         Robert J. Baker
Title:        Senior Vice President; General Manager, Technology
              and Manufacturing Group

Name:         Patrick P. Gelsinger
Title:        Senior Vice President; General Manager, Digital
              Enterprise Group

Name:         Arvind Sodhani
Title:        Senior Vice President; President, Intel Capital

Name:         Anand Chandrasekher
Title:        Senior Vice President; General Manager, Sales and
              Marketing Group

Name:         David Perlmutter
Title:        Senior Vice President; General Manager, Mobility
              Group
Citizenship:  Israel

Name:         D. Bruce Sewell
Title:        Senior Vice President; General Counsel

Name:         Thomas M. Kilroy
Title         Vice President; General Manager, Digital
              Enterprise Group